SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Tucumán 1, 18th Floor

1049 Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F:  ☒  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes:  ☐  No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes:  ☐  No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Telefónica de Argentina S.A.

Table of Contents

Item

1

English translation of the letter filed with the Buenos Aires Stock Exchange in response to press reports related to the existence of a criminal investigation for fraud in the sale of stock of Telefónica de Argentina and other companies.

Buenos Aires, February 25th, 2003

Messrs.

Bolsa de Comercio de Buenos Aires

Dear Sir:

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, City of Buenos Aires, in connection with the press versions of today related to the existence of a criminal investigation for fraud in the sale of stock of this and other companies. This information is not accurate.

Further to the above, I take this opportunity to report to the Stock Exchange that Telefónica de Argentina S.A. is not aware of such an investigation against us or any authority. Moreover we have not received any notice on our position as a party to the above mentioned criminal proceeding. Our Company has neither been involved in the sale of CEI Citicorp Holdings S.A. stock nor does it have deposits in New York City in which any such injunction falls.

Yours sincerely,

Manuel Alvarez Trongé

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A

By:	/s/ PABLO LLAURÓ
Name: Title:	Pablo Llauró Assistant General Counsel

Date: February 27, 2003